SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE l3D
(Rule l3d-l0l)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Personnel Group of America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

715338109
(CUSIP Number)

MatlinPatterson Global Opportunities Partners L.P.
MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
Links Partners, L.P.
Inland Partners, L.P.
MatlinPatterson Global Advisers LLC
MatlinPatterson Global Partners LLC
MatlinPatterson Asset Management LLC
MATLINPATTERSON LLC
Coryton Management Ltd.
Arthur Coady
Elias Sabo
I. Joseph Massoud

(Name of Persons Filing)

Mark R. Patterson MatlinPatterson LLC 520 Madison Avenue New York, New York 10022 Telephone: (212) 651-9555	Joseph Milana and Chrissie Neves Links Partners, LP 61 Wilton Avenue, 2nd Floor Westport, Connecticut 06880 Telephone: (203) 221-1703	Joseph Milana and Chrissie Neves Inland Partners, LP 61 Wilton Avenue, 2nd Floor Westport, Connecticut 06880 Telephone: (203) 221-1703

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 11, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), l3d-l(f) or l3d-l(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

(Continued on following pages)
(Page 1 of 25 pages)

SCHEDULE 13D

CUSIP No.:	715338109	Page 2 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Global Opportunities Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,398,568 0 3,398,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:	715338109	Page 3 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,398,568 0 3,398,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:	715338109	Page 4 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Links Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [x] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,398,568 0 3,398,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:	715338109	Page 5 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inland Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,398,568 0 3,398,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:	715338109	Page 6 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Global Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,398,568 0 3,398,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14	TYPE OF REPORTING PERSON* IA

SCHEDULE 13D

CUSIP No.:	715338109	Page 7 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,398,568 0 3,398,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14	TYPE OF REPORTING PERSON* HC

SCHEDULE 13D

CUSIP No.:	715338109	Page 8 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,398,568 0 3,398,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14	TYPE OF REPORTING PERSON* HC

SCHEDULE 13D

CUSIP No.:	715338109	Page 9 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MATLINPATTERSON LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,398,568 0 3,398,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14	TYPE OF REPORTING PERSON* HC

SCHEDULE 13D

CUSIP No.:	715338109	Page 10 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coryton Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,398,568 0 3,398,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14	TYPE OF REPORTING PERSON* CO, HC

SCHEDULE 13D

CUSIP No.:	715338109	Page 11 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur Coady

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,398,568 0 3,398,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.:	715338109	Page 12 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elias Sabo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,398,568 0 3,398,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.:	715338109	Page 13 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I. Joseph Massoud

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,398,568 0 3,398,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%

14	TYPE OF REPORTING PERSON* IN

Introduction.

This Amendment No. 5 amends and supplements the Schedule 13D filed on April 5, 2002 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1 to Schedule l3D, filed on June 5, 2002 ("Amendment No. 1"), Amendment No. 2 to Schedule l3D, filed on July 25, 2002 ("Amendment No. 2"), Amendment No. 3 to Schedule l3D, filed on July 31, 2002 ("Amendment No. 3") and Amendment No. 4 to Schedule 13D, filed on August 30, 2002 ("Amendment No. 4"). The Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are collectively referred to herein as "Schedule 13D". Capitalized terms used and not defined in this Amendment No. 5 shall have the meanings set forth in Schedule 13D.

Schedule 13D was originally filed by (i) Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries to the extent that they constituted part of the investment banking business of the Credit Suisse First Boston business unit ("CSFB Business Unit"), in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998); (ii) CSFB Global Opportunities Partners, L.P., a limited partnership organized under the laws of Delaware ("CSFB Partners (Delaware)"), CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners (Bermuda)"), Links Partners, L.P., a Bahamian exempted limited partnership ("Links"), and Inland Partners, L.P., a Bahamian exempted limited partnership ("Inland"), by virtue of their beneficial ownership of the 5-3/4% Convertible Subordinated Notes due July 2004 (the "Notes") of Personnel Group of America, Inc. (the "Issuer"), which are immediately convertible into shares of common stock, par value $0.01 per share, of the Issuer (the "Issuer Common Stock"), (iii) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation ("Hemisphere Partners"), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (iv) Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited), a Bermuda licensed trust company ("Mutual Trust"), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (v) Coryton Management Ltd., a Bahamian corporation ("Coryton"), as general partner of Links and Inland, (vi) Arthur Coady, as director and sole shareholder of Coryton and (vii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland, with respect to the Common Stock.

Among other things, (i) Amendment No. 2 deleted Credit Swiss First Boston, on behalf of itself and its subsidiaries to the extent they constituted part of the CSFB Business Unit, as a Reporting Person, (ii) Amendment No. 3 added MATLINPATTERSON LLC ("MatlinPatterson"), MatlinPatterson Asset Management LLC ("Matlin Asset Management") and MatlinPatterson Global Advisers LLC ("Matlin Advisers") as Reporting Persons, and reflected the name changes of CSFB Partners (Delaware) and CSFB Partners (Bermuda) to MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)") and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)"), respectively, and (iii) Amendment No. 4 deleted Hemisphere Partners and Mutual Trust as Reporting Persons and added MatlinPatterson Global Partners LLC ("Matlin Partners") as a Reporting Person.

This Amendment No. 5 is filed on behalf of (i) Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland, by virtue of their beneficial ownership of the Notes, which are immediately convertible into shares of Issuer Common Stock, (ii) Matlin Advisers, by virtue of their investment authority over securities held by Matlin Partners (Delaware) and Matlin Partners (Bermuda), (iii) Matlin Partners, as general partner of Matlin Partners (Delaware) and Matlin Partners (Bermuda), (iv) Matlin Asset Management, as the holder of all of the membership interests in MatlinPatterson Partners and Matlin Advisers, (v) MatlinPatterson, as the holder of all of the membership interests in Matlin Asset Management, (vi) Coryton, as general partner of Links and Inland, (vii) Arthur Coady, as director and sole shareholder of Coryton and (viii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland (Matlin Partners (Delaware), Matlin Partners (Bermuda), Matlin Advisers, Matlin Partners, Matlin Asset Management, MatlinPatterson, Coryton, Arthur Coady, Elias Sabo, and I. Joseph Massoud, collectively, the "Reporting Persons" and each a "Reporting Person"), for purposes of (x) amending or correcting certain information that has changed since the filing of Schedule 13D and (y) disclosing certain agreements entered into by Matlin Partners (Delaware), Matlin Partners (Bermuda), Inland and Links on November 11, 2002 relating to a proposed restructuring of the Issuer.

Item 1. Security and Issuer.

Item 1 of Schedule 13D is amended by deleting the last sentence thereof and adding the following sentence:

The Issuer's principal executive offices are located at 2709 Water Ridge Parkway, 2nd Floor, Charlotte NC 28217-4538.

Item 2. Identity and Background.

Item 2 of Schedule 13D (including Schedules A, B and C to Amendment No. 3 and Schedule A to Amendment No. 4) is amended by changing the address of the principal office and principal place of business for each of MatlinPatterson, Matlin Asset Management, Matlin Partners, Matlin Advisers and Matlin Partners (Delaware) to 520 Madison Avenue, New York, New York, 10022-4213

Item 2 of Schedule 13D is amended by changing the address of the principal office and principal place of business for Matlin Partners (Bermuda) to c/o Quorum International Limited, Reid House, 31 Church Street, Hamilton, Bermuda.

Item 3. Source and Amount of Funds or other Consideration.

See Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is amended and restated in its entirety as follows:

A.	PURCHASE OF NOTES AND INTERCREDITOR AGREEMENT.

Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland entered into the Intercreditor Agreement to purchase the Purchased Notes for general investment purposes. As of March 26, 2002, each of Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland determined to engage in discussions with the Issuer regarding deleveraging strategies that could result in the conversion of certain Issuer debt to equity. Subject to the agreements of the Reporting Persons as described herein, the Reporting Persons have reserved their right to dispose of the Purchased Notes or underlying shares of Issuer Common Stock in the market, in privately negotiated transactions or otherwise. In addition, the Reporting Persons have reserved the right to acquire additional shares of Issuer Common Stock or securities of the Issuer convertible into, or exercisable for, shares of Issuer Common Stock, including the Purchased Notes, through open market purchases, in privately negotiated transactions or otherwise.

B.	AGREEMENT IN PRINCIPLE FOR PROPOSED RESTRUCTURING AND BACK-UP PLAN.

On November 11, 2002, Matlin Partners (Delaware), Inland and Links, the Issuer and certain of its subsidiaries listed therein (together, the "Parties"), entered into a letter agreement (the "Agreement in Principle") pursuant to which, among other things, the Parties agreed to negotiate in good faith for definitive terms of a proposed restructuring of the Issuer (the "Proposed Restructuring"). The Proposed Restructuring contemplates the following:

(i) A registered bond exchange offer and consent solicitation, pursuant to which $115 million of outstanding Notes and accrued interest would be exchanged for cash equal to six months of interest on the Notes and newly issued Issuer Common Stock representing 83% of Issuer's outstanding equity following consummation of the Proposed Restructuring (subject to dilution by the exercise of options under a new management equity incentive plan and warrants to purchase Issuer Common Stock discussed below);

(ii) Retention by current stockholders of their existing Issuer Common Stock, which would represent 17% of Issuer's outstanding equity following consummation of the Proposed Restructuring (subject to dilution by the exercise of options under a new management equity incentive plan and warrants to purchase Issuer Common Stock discussed below);

(iii) Retirement of the outstanding debt (which the Issuer reported to be approximately $103 million, based on the Issuer's Quarterly Report on Form 10Q filed on November 13, 2002) under the Amendment No. 4 dated as of February 8, 2002 to the Amended and Restated Credit Agreement, dated as of June 23, 1997 among the Issuer, as borrower, the Issuer's subsidiaries from time to time party thereto, as guarantors, the several lenders from time to time party thereto, and Bank of America, N.A., formerly NationsBank, N.A., as agent (the "Senior Agent"), as amended (the "Credit Agreement") in exchange for (a) $39.2 million principal amount of new senior subordinated notes of the Issuer, (b) $53.5 million consisting of at least $50 million in cash and up to $3.5 million principal amount of new junior subordinated notes of the Issuer, and warrants to purchase up to 13% of the Issuer Common Stock exercisable at an exercise price per share that assumes an aggregate post-exercise equity value of $60 million;

(iv) The Issuer effecting a reverse split of the Issuer Common Stock and adopting a new management equity incentive plan;

(v) A securityholders' agreement among the Issuer and certain significant stockholders (initially Matlin Partners (Delaware), Inland and Links) after the Proposed Restructuring to set the size of the Issuer's board of directors at seven following the restructuring and provide for the designation of two representatives of the new significant stockholders (and the nomination of four independent directors) to serve on the board of directors;

(vi) The Parties and other parties entering into a definitive lock-up and support agreement (the "Lock-Up Agreement") which would contain, among other things: (a) interim operating covenants for the Issuer; (b) customary representations and warranties; (c) customary indemnities and expense advancement for third-party claims, (d) the Issuer's undertaking to make and use best efforts to have declared effective all required SEC and other governmental filings and to procure new stock exchange listings for common stock and certain warrants and required stockholder votes; (e) undertakings by all parties to use commercially reasonable efforts to achieve satisfaction of the closing conditions; (f) a waiver by the holders of the Notes who are parties to the Lock-Up Agreement of specified defaults under the indenture governing the Notes for so long as the Lock-Up Agreement is binding on them; (g) the agreement of parties to the Lock-Up Agreement (1) to support the "Back-Up Plan" under circumstances discussed below, (2) in the case of the holders of the Notes, to tender their Notes pursuant to the exchange offer, and (3) in the case of the holders of claims under the Credit Agreement, to exchange such claims pursuant to the loan exchange; (h) the agreement of the Issuer to effect a reverse stock split of the Issuer Common Stock to meet anticipated New York Stock Exchange or NASDAQ requirements; (i) subject to agreed restrictions, provisions regarding the ability of the Issuer and the holders of a majority in principal amount of the Notes to discuss alternative proposals and to terminate the Lock-Up Agreement in connection with accepting a superior offer to the Proposed Restructuring; and (j) provisions to the effect that, unless otherwise agreed by the Noteholders, the offer to exchange Notes for Issuer Common Stock shall commence only if and when the holders of at least $90 million in principal amount of the Notes have agreed to tender their Notes.

The "Back-Up Plan" as outlined in the Agreement in Principle contemplates that if the Proposed Restructuring is not completed within 150 days after the execution of definitive transaction agreements, the Issuer will file a bankruptcy petition under Chapter 11 of the United States Bankruptcy Code and pursue a specified bankruptcy plan of reorganization that would be supported by the parties to the Lock-Up Agreement. Such bankruptcy plan of reorganization would provide, among other things, (x) that all existing shares, options, warrants and other equity interests would be cancelled and existing holders of Issuer Common Stock receive 3% of the Issuer Common Stock outstanding following the reorganization of the Issuer (by "gift" from the lenders under the Credit Agreement), (y) that all holders of outstanding Notes would receive 17% of Issuer Common Stock outstanding following the reorganization of the Issuer and (z) that in addition to the stock to be "gifted" to the existing holders of Issuer Common Stock, all holders of outstanding claims under the Credit Agreement would receive cash, senior subordinated notes and related warrants, and convertible preferred stock of the Issuer following the reorganization, which cash, notes, warranties and preferred stock would have an aggregate value equal to the face value of their collective claims under the Credit Agreement.

The brief description of the Agreement in Principle of the Proposed Restructuring and the rights of Matlin Partners (Delaware), Matlin Partners (Bermuda), Inland and Links thereunder is not intended to be complete and is qualified in its entirety by reference to the full text of the Agreement in Principle, which is annexed hereto as Exhibit 6, which is incorporated herein by reference. In addition, the consummation of each of the transactions discussed in the Agreement in Principle is subject to various conditions and no assurance can be given that the transactions will be consummated as discussed in the Agreement in Principle.

C.	PURCHASE OPTION AGREEMENT.

In addition, on November 11, 2002, Matlin Partners (Delaware), Inland, Links, the Issuer and the lenders under the Credit Agreement other than Matlin Partners (Delaware), Inland and Links ("Senior Lenders") and the Senior Agent entered into a Purchase Option Agreement (the "Purchase Option Agreement") pursuant to which Matlin Partners (Delaware), Inland and the Issuer have acquired a purchase option to acquire certain claims of the Senior Lenders under the Credit Agreement for an option exercise price equal to the assigning Senior Lender's pro rata share of 75% of the face amount of the funded indebtedness under the Credit Agreement and to immediately repay certain warrants to purchase up to 3% of the Issuer Common Stock. The Purchase Option Agreement also provides for waivers by the lenders under the Credit Agreement of certain obligations of the Issuer thereunder, in return for which the Issuer agreed to immediately repay approximately $22 million of debt outstanding under the Credit Agreement and to reduce the total commitment amount under the Credit Agreement to $114 million.

The brief description of the Purchase Option Agreement and the rights of Matlin Partners (Delaware), Matlin Partners (Bermuda), Inland and Links thereunder is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Option Agreement, which is annexed hereto as Exhibit 7, which is incorporated herein by reference. In addition, the consummation of each of the transactions discussed in the Purchase Option Agreement is subject to various conditions and no assurance can be given that the transactions will be consummated as discussed in the Purchase Option Agreement.

D.	PURCHASE OF DEBT UNDER CREDIT FACILITY

On May 16, 2002, Matlin Partners (Delaware) purchased from a lender an aggregate of $30.6 million of loan commitment (“Loans”) under the Credit Agreement (the "May 5th Purchase") and subsequently Links and Inland together purchased approximately 50% of such Loans from Matlin Partners (Delaware). On August 12, 2002, Matlin Partners (Delaware) purchased from a lender under the Credit Agreement an additional $13.6 million of Loans (the "August 12th Purchase") and Links and Inland together purchased approximately 50% of such Loans from Matlin Partners (Delaware). On November 4, 2002, Matlin Partners (Delaware) purchased from a lender under the Credit Agreement an additional $13.6 million of Loans ("November 4th Purchase") and Links and Inland together have agreed to purchase approximately 50% of such Loans from Matlin Partners (Delaware). As a result of the May 16thPurchase, the August 12th Purchase and the November 4th Purchase and as a result of paydowns to principal on the total commitment amount by the Company and borrowing requests under the Credit Agreement from the Senior Agent, the total commitment amount under the Credit Agreement held by Matlin Partners (Delaware), Links and Inland is an aggregate of approximately $50.2 million. According to the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2002, the Credit Agreement provides for $136 million in total commitment amount and the outstanding balance under the line of credit was $103 million as of September 29, 2002. After giving effect to the reduction of the total commitment amount under the Credit Agreement by $22 million as contemplated in the Purchase Option Agreement, the total commitment amount equals $114 million and the aggregate of $50.2 million held by Matlin Partners (Delaware), Links and Inland constitutes approximately 44% of the total commitment amount under the Credit Agreement. The Reporting Persons may purchase or sell additional Loans pursuant to the Credit Agreement in the future.

E.	GENERAL

Subject to the foregoing agreements and arrangements, each of the Reporting Persons intends continuously to review its investment in the Issuer, and may in the future determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer or Loans, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer or Loans owned by it in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would continue to take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions described in (a) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Subsections (a) and (b) of Item 5 of Schedule 13D are amended and restated in their entirety to read as follows:

(a) As of the date hereof, the Reporting Persons' interests in Issuer Common Stock are as follows: (i) Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland are each a direct beneficial owner of the Purchased Notes, which are immediately convertible into 3,398,568 shares of Issuer Common Stock and (ii) MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Partners, Coryton, Arthur Coady, Elias Sabo and I. Joseph Massoud are each an indirect beneficial owner of the Purchased Notes, which are immediately convertible into 3,398,568 shares of Issuer Common Stock. The 3,398,568 shares of Issuer Common Stock represent beneficial ownership of approximately 11.26% of the Issuer's issued and outstanding shares of Issuer Common Stock (based on 26,776,135 shares of Issuer Common Stock issued and outstanding as of October 31, 2002, as reported in the Issuer's Quarterly Report on Form 10Q filed on November 13, 2002, and assuming conversion of the Purchased Notes).

(b) To the best knowledge of Matlin Patterson, Matlin Asset Management, Matlin Advisers, Matlin Partners and Coryton with respect to the directors and executive officers named in their respective schedules to the Schedule 13D, none of the persons (i) beneficially owns any shares of Issuer Common Stock (other than in his or her capacity as an executive officer or director of such corporation) or (ii) has the right to acquire any Issuer Common Stock owned by other parties.

The filing of this Amendment No. 5 shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Common Stock owned by other parties.

Pursuant to the Intercreditor Agreement, Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland agree to vote all of the shares of capital stock of the Issuer beneficially owned by them, directly or indirectly, as unanimously agreed upon by them.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following to the end of said Item 6:

Reference is made to the descriptions of the Agreement in Principle and the Purchase Option Agreement set forth in Item 4 of this Amendment No. 5 and to the Agreement in Principle and the Purchase Option Agreement which are annexed hereto as Exhibits 6 and 7, each of which is incorporated herein by reference.

Each of Links and Inland has executed a limited power of attorney, dated November 8, 2002 (each a "Power of Attorney" and together the "Powers of Attorney") appointing each of I. Joseph Massoud and Elias Sabo as attorney in fact to take certain actions including, but not limited to, the sale, transfer or exercise of conversion rights of any securities beneficially owned by each of Links or Inland.

The Powers of Attorney are incorporated by reference as Exhibits 3 and 4 to this Amendment No. 5, and the foregoing summary of the terms of the Powers of Attorney is qualified in its entirety by reference to the full text of such exhibits.

Item 7. Materials to be Filed as Exhibits.

Item 7 of Schedule l3D is amended by replacing Exhibits 3, 4 and 5 and adding Exhibits 6 and 7 as follows:

Exhibit No.	Description

3	Power of Attorney appointing, individually, each of Elias Sabo and I. Joseph Massoud as attorney-in-fact for Inland Partners, L.P., dated November 8, 2002.

4	Power of Attorney appointing, individually, each of Elias Sabo and I. Joseph Massoud as attorney-in-fact for Links Partners, L.P., dated November 8, 2002.

5(a)	Joint Filing Agreement, dated as of August 23, 2002, by and among Matlin Patterson LLC, Matlin Patterson Asset Management LLC, Matlin Patterson Global Advisers LLC, Matlin Patterson Global Partners LLC, Matlin Patterson Global Opportunities Partners L.P., Matlin Patterson Global Opportunities Partners (Bermuda) L.P., Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud.

6(b)	Agreement in Principle, dated November 11, 2002, between Personnel Group of America, Inc. and certain of its subsidiaries listed therein, MatlinPatterson Global Opportunities Partners L.P., Inland Partners, L.P. and Links, Partners, L.P.

7(c)	Purchase Option Agreement, dated November 11, 2002, between Personnel Group of America, Inc., MatlinPatterson Global Opportunities Partners L.P., Inland Partners, L.P., Links, Partners, L.P., and the Senior Lenders and the Senior Agent, each as defined therein, dated November 11, 2002.

(a) Incorporated by reference to Exhibit 5 to Amendment No. 4 to Schedule 13D, filed by the Reporting Persons on August 30, 2002.

(b) Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed on November 12, 2002 by Personnel Group of America, Inc.

(c) Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed on November 12, 2002 by Personnel Group of America, Inc.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated: November 20, 2002

MATLINPATTERSON LLC By: /s/ David J. Matlin Name: David J. Matlin Title: Member

MATLINPATTERSON ASSET MANAGEMENT LLC By: MatlinPatterson LLC, its manager By: /s/ David J. Matlin Name: David J. Matlin Title: Member

MATLINPATTERSON GLOBAL ADVISERS LLC By: /s/ David J. Matlin Name: David J. Matlin Title: Chairman

MATLINPATTERSON GLOBAL PARTNERS LLC By: /s/ David J. Matlin Name: David J. Matlin Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P. By: MatlinPatterson Global Partners LLC By: /s/ David J. Matlin Name: David J. Matlin Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (BERMUDA) L.P. By: MatlinPatterson Global Partners LLC By: /s/ David J. Matlin Name: David J. Matlin Title: Director

LINKS PARTNERS, L.P. By: Coryton Management Ltd., its general partner By: /s/ Arthur Coady Name: Arthur Coady Title: President

INLAND PARTNERS, L.P. By: Coryton Management Ltd., its general partner By: /s/ Arthur Coady Name: Arthur Coady Title: President

CORYTON MANAGEMENT LTD By: /s/ Arthur Coady Name: Arthur Coady Title: President

ARTHUR COADY By: /s/ Arthur Coady Name: Arthur Coady

ELIAS SABO By: /s/ Elias Sabo Name: Elias Sabo

I. JOSEPH MASSOUD By: /s/ I. Joseph Massoud Name: Joseph Massoud

EXHIBIT INDEX

Exhibit No.	Description

3	Power of Attorney appointing, individually, each of Elias Sabo and I. Joseph Massoud as attorney-in-fact for Inland Partners, L.P., dated November 8, 2002.

4	Power of Attorney appointing, individually, each of Elias Sabo and I. Joseph Massoud as attorney-in-fact for Links Partners, L.P., dated November 8, 2002.

5(a)	Joint Filing Agreement, dated as of August 23, 2002, by and among Matlin Patterson LLC, Matlin Patterson Asset Management LLC, Matlin Patterson Global Advisers LLC, Matlin Patterson Global Partners LLC, Matlin Patterson Global Opportunities Partners L.P., Matlin Patterson Global Opportunities Partners (Bermuda) L.P., Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud.

6(b)	Agreement in Principle, dated November 11, 2002, between Personnel Group of America, Inc. and certain of its subsidiaries listed therein, MatlinPatterson Global Opportunities Partners L.P., Inland Partners, L.P. and Links, Partners, L.P.

7(c)	Purchase Option Agreement, dated November 11, 2002, between Personnel Group of America, Inc., MattlinPatterson Global Opportunities Partners L.P., Inland Partners, L.P., Links Partners, L.P., and the Senior Lenders and Senior Agent, each as defined therein, dated November 11, 2002.

(a) Incorporated by reference from Exhibit 5 to Amendment No. 4 to Schedule 13D, filed on August 30, 2002.

(b) Incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K filed on November 12, 2002 by Personnel Group of America, Inc.

(c) Incorporated by reference from Exhibit 99.3 to the Current Report on Form 8-K filed on November 12, 2002 by Personnel Group of America, Inc.